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SECUR[illegible] 07005649 [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65606

SEC MAIL RECEIVED PROCESSING MAR - 1 2007 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Flood 212-841-7769
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

Cushman & Wakefield Securities Inc.

Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Michael G. Flood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Managing Director, Global Finance
Title

Notary Public

BARBARA A. WLODARSKI
NOTARY PUBLIC, State of New York
No. 24-4742760
Qualified in Kings County
Cert. Filed in New York County
Commission Expires July 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

Year ended December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Cushman & Wakefield Securities Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities Inc. (the "Company") as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Cushman & Wakefield Securities Inc. at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2007

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$2,550,565
Other assets	95
Accounts receivable	128,175
Total assets	$ 2,678,835
Liabilities and stockholder's equity	
Liabilities:	
Taxes payable	$ 1,772
Due to Parent	1,316,230
Accrued expenses	40,682
Total liabilities	1,358,684
Stockholder's equity:	
Common stock, $.01 par value, 100 shares, authorized, Issued and outstanding	1
Additional paid-in	24,999
Retained earnings	1,295,151
Total stockholder's equity	1,320,151
Total liabilities and stockholder's equity	$ 2,678,835

See accompanying notes.

Cushman & Wakefield Securities Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003, when the Company's application for membership was approved by the NASD.

2. Significant Accounting Policies

Cash

The amount of cash on deposit in federally insured institutions periodically exceeds the limit on insured deposits.

Accounts Receivable

Accounts Receivable are generally due based on contractual arrangements between the company and its clients. The Company assesses collectibility based primarily on the aging of the receivable and the credit worthiness of the client.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Company accounts for income taxes in accordance with the liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes which is also included in the federal income tax return of Rockefeller Group International, Inc. (RGI), the parent company of Cushman & Wakefield Inc. through June 30, 2006. Beginning July 1, 2006, Cushman & Wakefield, Inc. filed separate federal income tax returns from RGI. Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

4. Related Party Transactions

Pursuant to a management fee agreement dated December 1, 2003, the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. Through November 30, 2006, the management fee was computed based on two percent of the total operating expenses of the New York operation of the Investment Banking Group of the Parent. Beginning December 1, 2006, pursuant to a new management fee agreement, the fee is based on actual direct costs and incentive compensation for the New York Investment Banking Group of the Parent multiplied by the percentage of the Company's revenue versus the total New York Investment Banking Group revenue. Management fees were $464,374 for the year ended December 31, 2006. These expenses are included in the statement of income. From time to time the Parent may utilize the Company to provide advisory services to its clients. Due to Parent represents cash received by the Parent related to advisory fees earned net of income taxes and management fees payable to the Parent.

5. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, accounts receivable, taxes payable, accrued expenses and due to Parent approximate fair value due to the short term maturities of these items.

6. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provision (k)(2)(ii).

At December 31, 2006, the Company had net capital of $1,191,880 which was $1,101,256 in excess of the required net capital of $90,624. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.14 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.


END